

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 26, 2009

VIA U.S. MAIL

Ronald H. Spair
Chief Financial Officer
Orasure Technologies, Inc.
220 East First Street
Bethlehem, Pennsylvania 18015

>   **Re: Orasure Technologies, Inc.**
>   **Form 10-K for the year ended December 31, 2008**
>   **Filed March 10, 2009**
>   **File No. 001-16537**

Dear Mr. Spair:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                 Sincerely,

                                 Jeff Jaramillo
                                 Accounting Branch Chief